# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: M3-Brigade Acquisition V Corp., CIK 0002016072
CUSIP: G63212107
Title of class of securities: Class A ordinary shares, par value $0.0001
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001352851

## Reporting persons
- MAGNETAR FINANCIAL LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 269,016; sole dispositive power 0; shared dispositive power 269,016; aggregate amount beneficially owned 269,016 (0.94% of the class)
- MAGNETAR CAPITAL PARTNERS LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 269,016; sole dispositive power 0; shared dispositive power 269,016; aggregate amount beneficially owned 269,016 (0.94% of the class)
- SUPERNOVA MANAGEMENT LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 269,016; sole dispositive power 0; shared dispositive power 269,016; aggregate amount beneficially owned 269,016 (0.94% of the class)
- DAVID J. SNYDERMAN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 269,016; sole dispositive power 0; shared dispositive power 269,016; aggregate amount beneficially owned 269,016 (0.94% of the class)

## Item 1. Issuer
Name of issuer: M3-Brigade Acquisition V Corp.
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, NY 10019

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following person (collectively, the "Reporting Persons"):

i) Magnetar Financial LLC ("Magnetar Financial");
ii) Magnetar Capital Partners LP ("Magnetar Capital Partners");
iii) Supernova Management LLC ("Supernova Management"); and
iv) David J. Snyderman ("Mr. Snyderman").

This statement relates to the Shares (as defined herein) held for Magnetar Constellation Master Fund, Ltd ("Constellation Master Fund"), Magnetar Xing He Master Fund Ltd ("Xing He Master Fund"), Purpose Alternative Credit Fund Ltd ("Purpose Credit Fund"), Magnetar SC Fund Ltd ("SC Fund"), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP ("Structured Credit Fund"), a Delaware limited partnership; Magnetar Alpha Star Fund LLC ("Alpha Star Fund"), Magnetar Lake Credit Fund LLC ("Lake Credit Fund"), Purpose Alternative Credit Fund - T LLC ("Purpose Credit Fund - T"), all Delaware limited liability companies; collectively (the "Magnetar Funds"). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds' accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The administrative manager of Supernova Management is Mr. Snyderman.
Address of principal business office or, if none, residence: The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Citizenship:
Place of Organization.

i) Magnetar Financial is a Delaware limited liability company;
ii) Magnetar Capital Partners is a Delaware limited partnership;
iii) Supernova Management is a Delaware limited liability company; and
iv) Mr. Snyderman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman held 269,016 Shares. The amount consists of (A) 62,501 Shares held for the account of Constellation Master Fund; (B) 46,196 Shares held for the account of Lake Credit Fund; (C) 43,479 Shares held for the account of Structured Credit Fund; (D) 40,759 Shares held for the account of Xing He Master Fund; (E) 27,173 Shares held for the account of Alpha Star Fund; (F) 24,455 Shares held for the account of Purpose Credit Fund; (G) 19,020 Shares held for the account of SC Fund; and (H) 5,433 Shares held for the account of Purpose Credit Fund - T LLC.

The Shares held by the Magnetar Funds represent approximately 0.94% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).
Percent of class: As of December 31, 2025, each of the Reporting Persons were deemed to be the beneficial owner constituting approximately 0.94% of the total number of shares outstanding (based upon the information provided by the Issuer in its 10-Q filed with the SEC on February 17, 2026, there were approximately 28,750,000 Shares outstanding).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 269,016
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 269,016

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated as of February 17, 2026, among the Reporting Persons.

99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on February 17, 2026.

## Signatures
- MAGNETAR FINANCIAL LLC: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (02/17/2026)
- MAGNETAR CAPITAL PARTNERS LP: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (02/17/2026)
- SUPERNOVA MANAGEMENT LLC: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (02/17/2026)
- DAVID J. SNYDERMAN: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (02/17/2026)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member BY: Supernova Management LLC, its General Partner

MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner